February 1, 2013

VIA FEDERAL EXPRESS AND EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Abtech Holdings, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Originally filed April 13, 2012 (File No. 333-180721)

Dear Ms. Long:

Abtech Holdings, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated December 6, 2012, with respect to Amendment No. 2 to the above-referenced Registration Statement on Form S-1 filed with the Commission on November 9, 2012.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 3 on Form S-1 (“Amendment No. 3”). Additionally, the Company has enclosed four (4) copies of Amendment No. 3 herewith, in each case marked against Amendment No. 2, to reflect the changes made. The purpose of this correspondence is to illustrate these changes to the Staff and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments. Capitalized terms used herein without definition have the meanings specified in Amendment No. 3. All references to “we,” “our,” or similar terms refer to the Company. All references to page numbers in response to the Staff’s comments are to page numbers in Amendment No. 3.

General

1.         Please provide updated financial statements and related disclosures as required by Rule 8- 08 of Regulation S-X.

Response: We have updated the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X by deleting the interim financial statements for the six months ended June 30, 2012 and adding interim financial statements for the nine months ended September 30, 2012.

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251 Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com

Recent Developments, page 4

2.         We note you completed a private offering on September 12, 2012. It appears as though you have relied on the safe harbor provided by Rule 506 of Regulation D to engage in the private offering concurrently with the offering contemplated by this registration statement. Given that your registration statement is a publicly filed document, please provide us with your analysis of your ability to rely on Regulation D in view of the limitations set forth in Rule 502(c) of Regulation D. Your analysis should include a discussion of how the investors in the private offering became interested in the private offering.

Response: In conducting the private offering completed on September 12, 2012 (the “Private Placement”), the Company was cognizant of the limitations set forth in Rule 502(c) of Regulation D, including that neither the Company nor any person acting on its behalf could offer or sell securities by any form of general solicitation or general advertising. The Company was also aware that, as a general matter, the SEC has provided that the filing of a registration statement is included among the activities which would constitute a general solicitation of investors.

Our analysis is based on the Staff’s view as expressed in Release No. 33-8828 (Aug. 3, 2007) [72 FR 45116] (“Release 33-8828”) that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” In particular, that release goes on to provide that “it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” One specific permitted example provided by Release 33-8828 includes the situation where the private placement investor becomes interested or otherwise decides to participate in the private placement on account of a “substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort….”

The approach taken by the Company and its investment banker, Axiom Capital Management, Inc. (“Axiom”) in conducting the Private Placement outside of the public offering effort followed this guidance. The investors who became interested in the Private Placement (each of whom were “Accredited Investors” as such term is defined in Regulation D under the Securities Act of 1933) either (i) invested in previous private placement offerings of the Company and/or had a substantive, pre-existing relationship with the Company, or (ii) had some other substantive, pre-existing relationship with the Company or with Axiom. For the avoidance of doubt, neither the Company nor Axiom solicited investors through an advertisement, article, notice or other communication published in any newsletter, magazine, or similar media or broadcast over television or radio, including any solicitation by the Registration Statement. Based on these facts, it is our opinion that the Company did not engage in a general solicitation or general advertising and properly relied on Regulation D to engage in the Private Placement concurrently with the offering contemplated by the Registration Statement.

Management’s Discussion and Analysis . . . , page 20

Investing Activities, page 25

3.         We note your response to comment 16 of our letter dated August 10, 2012. Additionally, we note your disclosure on page 22 that production increased in the first half of 2012 as well as your statement on page 25 that you still expect to exceed manufacturing capacity in the second half of 2012 if you achieve significant sales growth. Please disclose at what percentage of manufacturing capacity you operated during any interim periods presented in the registration statement. Finally, please revise your disclosures to reflect your current expectations regarding sales growth. In this regard, we note disclosure from your Form 10-Q for the quarterly period ended September 30, 2012 that sales have decreased in the second half of 2012, that sales growth is taking longer than previously expected, and that the company’s ability to generate significant sales growth in the short term cannot be determined at this time.

Response: We have revised the disclosure on page 22 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Results of Operations - Comparison of the nine months ended September 30, 2012 and 2011” to include a disclosure in the second paragraph of that section of the percentage of manufacturing capacity at which we operated during the nine months ended September 30, 2012: “For the nine months ended September 30, 2012, the Company operated at 2% of manufacturing capacity.” At your request we also revised our disclosures to reflect current expectations regarding sales growth on pages 23-24 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Results of Operations - Comparison of the three months ended September 30, 2012 and 2011”: “While year to date revenues for the nine months ended September 30, 2012 were up 109%, revenues for the three months ended September 30, 2012 were down 35% compared to revenues in the same period of the prior year and down 66% compared to revenues in the second quarter of 2012. The sales decrease for this period was due entirely to the volume of products sold and reflects a combination of the delays experienced by the Company in implementing its market strategies in its primary target markets (stormwater and produced water) and a business development and engineering resource allocation strategy focused on large volume opportunities with strategic distributors and customers. The Company believes that significant revenue growth still lies ahead in each of these markets but it is taking longer to gain market acceptance than previously expected. The Company’s ability to generate significant sales growth in the short term cannot be determined at this time.”

Our Business, page 29

Technologies, page 30

Smart Sponge, page 30

4.         Please ensure that you disclose the material information relevant to your products. For example, we note from your Form 10-Q for the quarterly period ended September 30, 2012 that your Smart Sponge technology is not a stand-alone treatment solution. Please provide similar disclosure in your registration statement.

Response: We have added the following disclosure on pages 23-24 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Comparison of the three months ended September 30, 2012 and 2011”: “In treating produced water (water produced in the oil and gas extraction industry including fracking) the Company’s Smart Sponge technology is highly effective in removing hydrocarbons but is not a stand-alone treatment solution. The Company is working with many players in the industry, including oil and gas operators, oil field service companies and multiple downstream treatment technologies to provide a treatment-train that effectively solves the variety of contamination issues found in produced water applications.”

Sales, Distribution, and Marketing Support, page 38

5.         We note your response to comment 19 of our letter dated August 10, 2012. Specifically, we note your statements in your response that you have not yet formed additional strategic alliances and that you are seeking to form strategic alliances. In order to provide a better sense of your state of development, please revise your disclosure in numeral two of this section to state that the company is seeking to develop strategic working relationships rather than that the company is developing strategic working relationships.

Response: We have revised the disclosure on page 40 in numeral two under “OUR BUSINESS – Sales, Distribution, and Marketing Support” to clarify that: “…the Company is seeking to develop strategic working relationships with leading academic institutions and Non-Governmental Organizations in the stormwater, produced water and industrial waste water markets.”

Regulatory, page 45

6.         We note your response to comment 21 of our letter dated August 10, 2012. On page 45, you now state that if data is not submitted to the EPA on time, the Smart Sponge registration will expire. Please briefly discuss the material consequences of such expiration. Additionally, please revise the risk factor referenced in your response to include a brief discussion of the Smart Sponge registration status and the specific material risks to the company and investors associated with such registration.

Response: We revised the disclosure on page 47 under “OUR BUSINESS – Regulatory” to address the Smart Sponge registration: “If the data is not submitted on time and the EPA does not grant additional extensions, the registration will expire and the Company will not be able to sell Smart Sponge Plus products. However, the Company would be able to continue to sell regular Smart Sponge products that do not include the antimicrobial agent used in Smart Sponge Plus products.” We also revised the corresponding Risk Factor on page 10-11 to include a brief discussion of the Smart Sponge registration status and the specific material risks to the Company and investors associated with such registration: “Specifically, with regard to the EPA’s conditional approval of the registration of our Smart Sponge Plus products, if we are unable to provide the additional information requested by the EPA prior to the prescribed due date and are unable to obtain EPA approval of an extended due date, the EPA’s conditional approval of our registration of Smart Sponge Plus products will expire and the Company will not be able to sell Smart Sponge Plus products. However, the expiration of the conditional approval of Smart Sponge Plus products would not affect our ability to continue to sell the regular Smart Sponge products that do not include an antimicrobial agent.”

Consolidated Statements of Cash Flows, pages F-6 and F-31

7.         Please revise your statements of cash flows such that your reconciliations to net cash used in operating activities begin with the line item, “net loss.” Refer to FASB ASC 230-10- 45-28.

Response: We have revised the statements of cash flows on pages F-6 and F-31 to begin with the line item “net loss” rather than “net loss attributable to controlling interest.”

Note 14 – Private Placements, page F-25

8.         We note your response to comment 24 of our letter dated August 10, 2012 and your statement that that you could not conclude definitively that the valuation of the warrants would be significantly different between two valuation models because you had not performed both calculations. In this regard, please quantify and demonstrate to us that the difference in the value of the warrants by using the Black-Scholes model, rather than a lattice pricing model, is not material to your financial statements for each applicable period.

Response: With regard to Staff’s comment regarding the valuation of the warrant liability, and after discussion of same with our Staff Accountant, the Company believes that the Black-Scholes model is a reasonable valuation model for valuing these warrants considering the facts and circumstances pertaining to the terms of these warrants, and the Company does not believe that using an alternative or more complex valuation model (including, for example, a lattice pricing model) would have a material effect on, or otherwise materially impact, the financial statements for the periods presented.

Signatures

9.         We note that Lane J. Castleton appears to have signed the registration statement on behalf of Steven W. Kohlhagen. Please file the applicable power of attorney as an exhibit to the registration statement. In this regard, we note that Mr. Kohlhagen joined the board of directors in August 2012 and did not execute the power of attorney filed with the initial registration statement.

Response: The power of attorney for Steven W. Kohlhagen is filed as Exhibit 24.1 with Amendment No. 3.

Exhibit 5.1

10.         Please file a revised legal opinion that references the number of shares to be offered pursuant to the registration statement. In this regard, we note that counsel’s legal opinion references the proposed issuance and sale of up to 16,335,245 shares of the company’s common stock rather than the 14,845,354 shares to be offered under the amended registration statement.

Response: Squire Sanders (US) LLP has provided a revised Exhibit 5.1 as filed with Amendment No. 3 clarifying that the number of shares of the Company’s common stock to be offered under the amended registration statement is 14,531,001, rather than 16,335,245.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

11.         We note that your auditor’s consent refers to “Note 18, as to which the date is July 23, 2012.” However, the report of independent registered public accounting firm refers to the same note, “as to which the date is July 24, 2012.” Please have the auditors revise their consent to conform the dates.

Response: The auditors have provided a revised consent, filed as Exhibit 23.2 with Amendment No.3, consistent with the July 24, 2012 date shown in their report.

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please do not hesitate to contact Mr. Christopher D. Johnson or Ms. Jaime D. Brennan, counsel to the Company, at (602) 528-4000 or myself at (480) 874-4000 should you have any questions regarding the responses set forth above.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Name:	Lane J. Castleton
Title:	Chief Accounting Officer, Chief Financial
Officer, Vice President and Treasurer

cc:         Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)